Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

Joel D. Corriero

JCorriero@stradley.com

215.564.8528

June 19, 2017

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I (the “Trust”)
File Nos. 333-187668 and 811-22819

Dear Ms. Dubey:

This letter responds to comments you provided telephonically on Tuesday, June 13, 2017 regarding the preliminary proxy statement filed on behalf of the BioShares Biotechnology Clinical Trials Fund and BioShares Biotechnology Products Fund series of the Trust (each, a “Fund” and collectively, the “Funds”). Our responses to your comments will be included in the definitive proxy statement to be filed for the Funds on or about Tuesday, June 20, 2017. We have presented your comments in italics followed by our response.

1. Comment: Because the Funds are becoming unaffiliated index provider exchange-traded funds (“ETFs”), disclose whether or not they will continue to post their baskets as the T+1 settlement portfolio.

Response: The disclosure in the Q&A will be revised as follows. Similar disclosure will be added to the body of the proxy statement.

Q: How will the New Advisory Agreement affect shareholders of the Funds?

A: Because the overall unified fee payable by the Funds under the current investment advisory and sub-advisory agreements will decline from an annual rate of 0.85% of each Fund’s average daily net assets to 0.79% under the New Advisory Agreement, each Fund will realize lower ongoing expenses. Under the New Advisory Agreement, the Adviser will perform all activities and responsibilities currently being performed by LifeSci, including the day-to-day management of each Fund’s portfolio. LifeSci will continue to be the index provider for each Fund’s respective underlying index. Accordingly, neither Fund expects the New Advisory Agreement to result in any material differences between the nature and quality of the portfolio management services to be provided to the Funds. Shareholders should note, however, that because the Funds will no longer be considered “self-indexing” ETFs, if the New Advisory Agreement is approved and adopted, the Funds will no longer be required to post on the Funds’ website each day their respective portfolio holdings that will form the basis for the net asset value calculation at the end of the next business day, although either Fund may voluntarily choose to do so.

2. Comment: Please clarify the effect of shareholder approval of the new advisory agreement for one Fund and not the other (e.g., whether the implementation of the new advisory agreement for each Fund is contingent upon approval of the new agreements by both Funds).

Response: The disclosure in the Q&A will be revised as follows. Similar disclosure will be added to the body of the proxy statement.

Q: What happens if the Adviser Proposal is not approved?

A: If the New Advisory Agreement is not approved with respect to a Fund, the Board will consider what further action it believes appropriate for each Fund, which may include continuing the Fund’s investment management operations under its current arrangements or terminating the Fund. If the New Advisory Agreement is approved for only one Fund, that New Advisory Agreement will go into effect upon approval by shareholders of that Fund.

3. Comment: Disclose amounts paid to LifeSci Index Partners, LLC (“LifeSci”) by the Funds in the last fiscal year.

Response: The following statement will be added on page 8 of the proxy statement: “During the fiscal year ended October 31, 2016, the Products Fund and the Clinical Trials Fund paid LifeSci sub-advisory fees of $177,145 and $166,692, respectively.”

4. Comment: Add a pro forma fee table.

Response: The pro forma fee and expense information attached as Exhibit A hereto will be added to the proxy statement.

* * *

Please feel free to contact me directly at 215.564.8528 or jcorriero@stradley.com with any further questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

EXHIBIT A

Current and Pro Forma Operating Expenses of the Funds

The tables and examples below are intended to illustrate the expected impact of the New Advisory Agreement on each Fund’s fees and expenses.

The expense tables below compare the total annual operating expenses of the Funds for the fiscal year ended October 31, 2016 to pro forma estimates of the Funds’ total annual operating expenses assuming that the New Advisory Agreement had been in place for the fiscal year ended October 31, 2016. Most investors will incur customary brokerage commissions when buying or selling shares of the Funds, which are not reflected in the table or expense example set forth below.

The examples are for comparison only and “pro forma” estimates do not represent the Funds’ actual or future expenses. Pro forma expenses should not be considered an actual representation of future expenses.

BioShares Biotechnology Products Fund

	Current	Pro Forma
Shareholder Fees (fees paid directly from your investment):	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.85%[1]	0.79%[2]
Total Annual Fund Operating Expenses	0.85%	0.79%

(1)	The management fee is structured as a “unified fee”, out of which the Products Fund’s sub-adviser pays all routine expenses of the Products Fund, except for the management fee paid to the Products Fund’s sub-adviser, payments under a 12b-1 plan (if any); taxes; brokerage expenses; interest; litigation expenses; and other non-routine and extraordinary expenses of the Products Fund, each of which is paid by the Products Fund.
(2)	The proposed management fee for the Products Fund is structured as a “unified fee,” out of which the Adviser pays all of the ordinary operating expenses of the Products Fund, except for the management fee paid to the Adviser; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary or other non-routine expenses of the Products Fund; each of which is paid by the Products Fund.

Expense Example. This example is intended to help you compare the cost of investing in the Products Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling shares of the Products Fund.

The example assumes that you invest $10,000 in the Products Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Products Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Products Fund	$87	$271	$471	$1,049
Pro forma	$83	$259	$451	$1,004

BioShares Biotechnology Clinical Trials Fund

	Current	Pro Forma
Shareholder Fees (fees paid directly from your investment):	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.85%[1]	0.79%[2]
Total Annual Fund Operating Expenses	0.85%	0.79%

(1)	The management fee is structured as a “unified fee”, out of which the Clinical Trials Fund’s sub-adviser pays all routine expenses of the Clinical Trials Fund, except for the management fee paid to the Clinical Trials Fund’s sub-adviser, payments under any 12b-1 plan; taxes s; brokerage expenses; interest; litigation expenses; and other non-routine and extraordinary expenses of the Clinical Trials Fund, each of which is paid by the Clinical Trials Fund.
(2)	The proposed management fee for the Clinical Trials Fund is structured as a “unified fee,” out of which the Adviser pays all of the ordinary operating expenses of the Clinical Trials Fund, except for the management fee paid to the Adviser; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary or other non-routine expenses of the Clinical Trials Fund; each of which is paid by the Clinical Trials Fund.

Expense Example. This example is intended to help you compare the cost of investing in the Clinical Trials Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling shares of the Clinical Trials Fund.

The example assumes that you invest $10,000 in the Clinical Trials Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Clinical Trials Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Clinical Trials Fund	$87	$271	$471	$1,049
Pro forma	$83	$259	$451	$1,004